Securities and Exchange Commission
Washington, DC  20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)*

MariaDB plc
(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share
(Title of Class of Securities)

G5920M100
(CUSIP Number)

December 16, 2022
(Date of Event which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER G5920M100	13G	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
Runa Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒#
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
2,557,043* (See Items 2 and 4)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
2,557,043* (See Items 2 and 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,557,043* (See Items 2 and 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.85%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

# Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.

* Represents Ordinary Shares of the Issuer owned on December 16, 2022.

** This percentage set forth on the cover sheet is calculated based upon 66,483,192 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”) outstanding as of December 16, 2022.

CUSIP NUMBER G5920M100	13G	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
Runa Capital II (GP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒#
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
2,557,043 * (See Items 2 and 4)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
2,557,043 * (See Items 2 and 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,557,043 * (See Items 2 and 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.85%** (See Items 2 and 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Cayman Islands exempted company)

# Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.

* All of these shares are held directly by Runa Capital Fund II, L.P. (“Runa Fund II”)  Runa Capital II (GP) is the general partner of Runa Fund II.

** This percentage set forth on the cover sheet is calculated based upon 66,483,192 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”) outstanding as of December 16, 2022

CUSIP NUMBER G5920M100	13G	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
Runa Capital Opportunity Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒#
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
1,992,618 * (See Items 2 and 4)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
1,992,618 * (See Items 2 and 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,992,618 * (See Items 2 and 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.00%** (See Items 2 and 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

# Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.

* Represents Ordinary Shares of the Issuer owned on December 16, 2022.

** This percentage set forth on the cover sheet is calculated based upon 66,483,192 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”) outstanding as of December 16, 2022

CUSIP NUMBER G5920M100	13G	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Runa Capital Opportunity I (GP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒#
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
2,711,969 * (See Items 2 and 4)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
2,711,969* (See Items 2 and 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,711,969* (See Items 2 and 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.08%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Cayman Islands exempted company)

# Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.

* All of these shares are held directly by Runa Capital Opportunity Fund I, L.P. (“Runa Opportunity Fund I”) and Runa Ventures I Limited.  Runa Capital Opportunity I (GP) is the general partner of  Runa Opportunity Fund I and the managing shareholder of Runa Ventures I Limited.

** This percentage set forth on the cover sheet is calculated based upon 66,483,192 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”) outstanding as of December 16, 2022.

CUSIP NUMBER G5920M100	13G	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
Runa Ventures I Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒#
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
719,351 * (See Items 2 and 4)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
719,351 * (See Items 2 and 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
719,351 * (See Items 2 and 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.08%** (See Items 2 and 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Bermuda company)

# Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.

* Represents Ordinary Shares of the Issuer owned on December 16, 2022.

** This percentage set forth on the cover sheet is calculated based upon 66,483,192 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”) outstanding as of December 16, 2022

CUSIP NUMBER G5920M100	13G	Page 7 of 12 Pages
Item 1(a)	Name of Issuer: MariaDB plc

Item 1(b)	Address of Issuer’s principal executive offices:

699 Veterans Blvd., Redwood City, CA 94063

Item 2(a)	Name of Person Filing and Item 2(c) Citizenship.

This Schedule 13G is filed on behalf of:

(i)	Runa Capital Fund II, L.P., a Cayman Islands exempted limited partnership (“Runa Fund II”).

(ii)	Runa Capital II (GP), a Cayman Islands exempted company (“Runa GP-2”), is the general partner of Runa Fund II.

(iii)	Runa Capital Opportunity Fund I, L.P., a Cayman Islands exempted limited partnership (“Runa Opportunity Fund I”).

(iv)	Runa Capital Opportunity I (GP), is a Cayman Islands exempted company (“Runa Opportunity GP-I”) that is the general partner of Runa Opportunity Fund I and the managing shareholder of Runa Ventures I.

(v)	Runa Ventures I Limited, is a company organized under the laws of Bermuda (“Runa Ventures I”). Runa Opportunity GP-I is the managing shareholder of Runa Ventures I.

See also, Item 4 herein.

Item 2(b)	Address of principal business office or, if none, residence:

Williams House, 4th Floor 20 Reid Street Hamilton, Bermuda HM 11

Item 2(d)	Title of class of securities: Ordinary Shares, $0.01 nominal value per share per share.

Item 2(e)	CUSIP No.: G5920M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP NUMBER G5920M100	13G	Page 8 of 12 Pages
Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information set forth on all of the cover sheets hereto with respect to each of the Reporting Persons on this Schedule 13G is incorporated herein by reference. The percentages set forth on the cover sheets and below are calculated based on Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2022, reflecting 66,483,192 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”) outstanding as of December 16, 2022.

All investment and voting decisions relating to the Ordinary Shares of MariaDB plc held by the Reporting Persons are made by the investment committees of the general partner or managing shareholder of the relevant Runa Capital fund set forth below, as the case may be.  The investment committees are comprised of Serg Bell, Andrey Bliznyuk, Dmitry Chikhachev, Dmitry Galperin and Ilya Zubarev.  Voting and investment decisions of each investment committee requires an affirmative vote of at least three of the foregoing individuals.  Accordingly, none of the individuals is deemed a beneficial owner of the Ordinary Shares of MariaDB plc under the so-called “rule of three.”

Runa Capital Fund II, L.P.

A.	Amount Beneficially owned: 2,557,043
B.	Percent of Class: 3.85%
C.	Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: - 0 -
2. shared power to vote or to direct the vote: 2,557,043
3. sole power to dispose or to direct the disposition of: - 0 -
4. shared power to dispose or to direct the disposition of: 2,557,043

Runa Capital II (GP)

A.	Amount Beneficially owned: 2,557,043
B.	Percent of Class: 3.85%
C.	Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: - 0 -
2. shared power to vote or to direct the vote: 2,557,043
3. sole power to dispose or to direct the disposition of: - 0 -
4. shared power to dispose or to direct the disposition of: 2,557,043

Runa Capital Opportunity Fund I, L.P.

A.	Amount Beneficially owned: 1,992,618
B.	Percent of Class: 3.00%
C.	Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: - 0 -
2. shared power to vote or to direct the vote: 1,992,618
3. sole power to dispose or to direct the disposition of: - 0 -
4. shared power to dispose or to direct the disposition of: 1,992,618

CUSIP NUMBER G5920M100	13G	Page 9 of 12 Pages
Runa Capital Opportunity I (GP)

A.	Amount Beneficially owned: 2,711,969
B.	Percent of Class: 4.08%
C.	Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: - 0 -
2. shared power to vote or to direct the vote: 2,711,969
3. sole power to dispose or to direct the disposition of: - 0 -
4. shared power to dispose or to direct the disposition of: 2,711,969

Runa Ventures I Limited

A.	Amount Beneficially owned: 719,351
B.	Percent of Class: 1.08%
C.	Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: - 0 -
2. shared power to vote or to direct the vote: 719,351
3. sole power to dispose or to direct the disposition of: - 0 -
4. shared power to dispose or to direct the disposition of: 719,351

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NUMBER G5920M100	13G	Page 10 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

Runa Capital Fund II, L.P.

	By:	Runa Capital II (GP)
(General Partner)

	By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Capital II (GP)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Capital Opportunity Fund I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

CUSIP NUMBER G5920M100	13G	Page 11 of 12 Pages
Runa Capital Opportunity I (GP)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Ventures I Limited

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

CUSIP NUMBER G5920M100	13G	Page 12 of 12 Pages
Exhibit Index
Exhibit	Description
99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith